As filed with the Securities and Exchange Commission on November 16, 2009	Registration No. 333 - 144115

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TATA MOTORS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of India
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Tata Incorporated
c/o Kelly Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7605
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John D. Young, Jr., Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen's Road Central Hong Kong	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

 CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) ordinary share, par value Rs. 10 per share, of Tata Motors Limited	N/A	N/A	N/A	N/A
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Post Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.             DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed Form of American Depositary Receipt included as Annex II to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.             EXHIBITS

(a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Tata Motors Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement. — Filed herewith as Exhibit (a)(i).

(a)(ii) Amended and Restated Deposit Agreement, dated as of September 27, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder.*

(a)(iii) Amendment No. 2 to Rule 144A Deposit Agreement, dated as of September 30, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder.**

(a)(iv) Amendment No. 1 to Rule 144A Deposit Agreement, dated as of July 19, 1996, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder.**

(a)(v) Rule 144A Deposit Agreement, dated as of July 15, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder.**

(a)(vi) Amendment No. 2 to International Deposit Agreement, dated as of September 30, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder.**

(a)(vii) Amendment No. 1 to International Deposit Agreement, dated as of July 19, 1996, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder.**

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-144115) with the Commission on June 28, 2007.
** Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-119066) with the Commission on September 16, 2004.

(a)(viii) International Deposit Agreement, dated as of July 15, 1994, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder.*

(b)(i) Letter Agreement, dated as of March 20, 2006, by and between the Company and the Depositary.**

(b)(ii) Letter Agreement, dated as of September 15, 2004, by and between the Company and the Depositary.*

(b)(iii) Letter Agreement, dated as of April 27, 2004, by and between the Company and the Depositary.*

(b)(iv) Letter Agreement, dated as of July 31, 2003, by and between the Company and the Depositary.*

(b)(v) Letter Agreement, dated as of August 19, 2002, by and between the Company and the Depositary.*

(b)(vi) Letter Agreement, dated as of August 13, 1996, by and between the Company and the Depositary.*

(c)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(d)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(e)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.***

(f)           Certificate under Rule 466. — None.

(g)           Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-119066) with the Commission on September 16, 2004.
** Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-140894) with the Commission on February 26, 2007.
*** Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-144115) with the Commission on June 28, 2007.

Item 4.             UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of September 27, 2004, as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Tata Motors Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 13th day of November, 2009.

Legal entity created by the Amended and Restated Deposit Agreement, as proposed to be amended, for the issuance of American Depositary Shares, each American Depositary Share representing one (1) ordinary share, par value Rs.10 per share, of Tata Motors Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
	Name:	Keith Galfo
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Tata Motors Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, Republic of India, on this 13th day of November, 2009.

TATA MOTORS LIMITED

By:	/s/ Mr. P M Telang
	Name:	Mr. P M Telang
	Title:	Managing Director – India Operations

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Ratan N Tata, Chairman, Mr. Ravi Kant, Vice-Chairman, Mr. P M Telang, Managing Director – India Operations, Mr. C Ramakrishnan, Chief Financial Officer and Mr. H K Sethna, Company Secretary, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 13, 2009.

Signature	Title

/s/ Ratan N Tata
Name: Ratan N Tata	Chairman of the Board

/s/ Ravi Kant
Name: Ravi Kant	Vice-Chairman of the Board

/s/ P M Telang
Name: P M Telang	Managing Director – India Operations

/s/ C Ramakrishnan
Name: C Ramakrishnan	Principal Financial Officer

/s/ P Y Gurav
Name: P Y Gurav	Senior Vice President (Principal Accounting Officer/Controller)

Signature	Title

/s/ H K Sethna
Name: H K Sethna	Company Secretary

/s/ N. A. Soonawala
Name: N. A. Soonawala	Director

/s/ J J Irani
Name: J J Irani	Director

/s/ R Gopalakrishnan
Name: R Gopalakrishnan	Director

/s/ N N Wadia
Name: N N Wadia	Director

/s/ S M Palia
Name: S M Palia	Director

/s/ Dr. R A Mashelkar
Name: Dr. R A Mashelkar	Director

/s/ N. Munjee
Name: N. Munjee	Director

/s/ S Bhargava
Name: S Bhargava	Director

/s/ V K Jairath
Name: V K Jairath	Director

Signature	Title

Authorized Representative

/s/ Talat Ansari
Mr. Talat Ansari, Secretary, Tata Inc. c/o Kelly Drye & Warren LLP 101 Park Avenue, New York, NY 10178 as duly authorized representative of Tata Motors Limited in the United States

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement